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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

July 9, 2013

Re:	Ally Financial Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-173198

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-03754

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

Ally Financial Inc., a Delaware corporation (the “Company” or “Ally”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 8 to its Registration Statement on Form S-1 (the “Amendment No. 8”) and the prospectuses included therein (the prospectus relating to the common stock offering, the “Common Stock Prospectus” and the prospectus relating to the tangible units offering, the “Units Prospectus”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated October 31, 2012. The responses below have been provided by the Company and correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 8 are enclosed and have been marked to show changes from Amendment No. 7 to the Registration Statement filed on October 5, 2012. References to page numbers in our response are to page numbers in Amendment No. 8. Capitalized terms defined in Amendment No. 8 and used in this letter but not otherwise defined herein have the meanings assigned to them in Amendment No. 8.

Mr. Christian N. Windsor	2	July 9, 2013

Amendment No. 7 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your revised disclosure on page 50 in response to prior comment 11 in our letter dated May 8, 2012. However, we note that you have not made conforming revisions in the Summary section. Please revise the Summary, including the new disclosure on page 9, to clearly communicate to the investor the nature of your arrangements with Chrysler.

The Company has revised its Prospectus Summary extensively in Amendment No. 8 but has included disclosure regarding its arrangement with Chrysler on page 13 of the Common Stock Prospectus.

Risk Factors, page 19

General

2.	We note that a news article published October 1, 2012 in the Daily Bankruptcy Review reports that you filed papers with the U.S. Bankruptcy Court in New York expressing concerns relating to ResCap’s ability to ensure performance of its obligations under the national mortgage settlement in the event that its mortgage-servicing platform were sold to Nationstar Mortgage LLC. Please tell us whether you deem this a material risk meriting disclosure and if so, revise your risk factor disclosure as appropriate, particularly given the doubt expressed in the risk factor beginning on page 28 that the bankruptcy plan and settlement may be consummated.

The Company does not deem this a material risk meriting disclosure because the limited objection and reservation of rights regarding the assumption of certain contracts by Nationstar Mortgage LLC have since been resolved in connection with the sale of agency MSRs to Ocwen Loan Servicing, LLC. Furthermore, as disclosed on pages 11-12 of the Common Stock Prospectus, the PSA, which was approved by the Bankruptcy Court on June 26, 2013, provides that the Debtors will remain responsible for any other obligations under the national mortgage settlement.

A failure of or interruption in, as well as, security risks…, page 34

3.	In your response to prior comment 7 from our letter dated May 8, 2012, you indicate that you have been subject to ongoing cyber attacks, but that those attacks have not had a material impact upon your operations. We also note that you recently reported unusual activity on your website and news stories indicate that Ally, like other financial institutions, has been subject to cyber attacks and breaches. In order for investors to better understand the extent to which the risk of cyber attacks may impact your business, they must be able to understand the fact that you have experienced attacks. Please revise this risk factor, and your disclosure in future filings, starting with your next 10-Q, to disclose that you have experienced attacks to place the risk of cybersecurity breaches in context for your investors.

The Company has revised its disclosure on page 37 of the Common Stock Prospectus.

Mr. Christian N. Windsor	3	July 9, 2013

Capital Planning and Stress Tests, page 147

4.	In your response to comment 3 in our letter dated May 8, 2012, you indicated that investors do not need to be informed of the results of the stress testing by the Federal Reserve in order to understand the risks associated with your status as a financial institution subject to heightened scrutiny, including the Comprehensive Capital Analysis and Review. We are not able to agree with your analysis. Revise your disclosure in this section to provide a discussion of the results of the stress tests and any material actions that management has taken in response to the tests. Make similar revisions to the related risk factor on page 20.

The Company has revised its disclosure on pages 23, 138 and 175-176 of the Common Stock Prospectus.

Exhibits, page II-4

5.	In your responses to prior comments 2, 4-6, 9 and 13 in our letter dated May 8, 2012, you indicated that you no longer have material exposure to your former mortgage operations as a result of the settlement and plan of bankruptcy that Ally and ResCap have entered into with ResCap’s creditors. Please tell us how you concluded that Ally’s participation in the settlement, including the litigation releases from the creditors and the cash contributions from Ally to the ResCap bankruptcy estate, did not represent a material contract under Item 601(b)(10) of Regulation S-K.

ResCap and certain of its wholly-owned subsidiaries filed for relief under chapter 11 of the bankruptcy code on May 14, 2012, and on this date the Company filed a Form 8-K. In this Form 8-K, the Company included as exhibits 99.1 and 99.2, respectively, the Settlement and Plan Sponsor Agreement, dated as of May 14, 2012, and the Plan Term Sheet (collectively, the “Plan and Settlement”). As the Company had previously disclosed, implementation of the Plan and Settlement was subject to numerous conditions including, among others, Bankruptcy Court approval, and the meeting of certain timing milestones. As a result of failure to meet certain of these timing milestones, the Company disclosed in its 2012 Form 10-K that the Plan and Settlement terminated on February 28, 2013.

Given the significant conditions related to implementation of the Plan and Settlement, as evidenced by its recent termination, the Company respectfully submits that the Plan and Settlement documents were appropriately filed as exhibits under Item 601(b)(99) of Regulation S-K, rather than under Item 601(b)(10) of Regulation S-K.

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The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4224.

Mr. Christian N. Windsor	4	July 9, 2013

Very truly yours,

/s/ Richard J. Sandler
Richard J. Sandler

cc w/ enc:

Matt McNair

Hugh West

David Irving

    Division of Corporation Finance

    U.S. Securities and Exchange Commission

David J. DeBrunner

    Ally Financial Inc.

James J. Clark

Noah B. Newitz

Brian Kelleher

    Cahill Gordon & Reindel LLP